SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                  Schedule 13G/A

      Under the Securities Exchange Act of 1934

                  (Amendment No.1 )

                   JLK Direct Distribution Inc.
                  (Name of Issuer)

                     Common
          (Title of Class of Securities)

46621C 10 5
                  (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

           (Continued on following page(s))

CUSIP No. 46621C 10 5
Schedule 13G

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

  RCM Capital Management, L.L.C.   94-3244780
  RCM Limited L.P.                 94-3004387
  RCM General Corporation          94-3132809

2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  [  ]                     (b)      [X]

3
SEC USE ONLY

4
CITIZENSHIP OR PLACE OF ORGANIZATION

  RCM Capital Management, L.L.C. - DE Limited
Liability Co.
  RCM Limited L.P. - CA Limited Partnership
  RCM General Corporation - CA Corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

5 SOLE VOTING POWER             607,800
6 SHARED VOTING POWER           0
7 SOLE DISPOSITIVE POWER        733,800
8 SHARED DISPOSITIVE POWER      0

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

  733,800

10
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

  14.98

12
TYPE OF REPORTING PERSON*

  RCM Capital Management, L.L.C.-IA,OO
  RCM Limited L.P. - PN,HC
  RCM General Corporation - CO,HC

Item 1(a) Name of Issuer:

  JLK Direct Distribution Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

  State Route 981 S
  PO Box 231
  Latrobe, PA  15650-0231

Item 2(a) Name of Person Filing:

  RCM Capital Management, L.L.C.
  RCM Limited L.P.
  RCM General Corporation

Item 2(b) Address of Principal Business Office or, if none,
Residence:

  Four Embarcadero Center
  San Francisco, California  94111

Item 2(c) Citizenship:

  RCM Capital Management, L.L.C.- DE Limited Liability
Co.
  RCM Limited L.P. - CA Limited Partnership
  RCM General Corporation - CA Corporation

Item 2(d) Title of Class of Securities:

  Common

Item 2(e) CUSIP Number:

  46621C 10 5

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

  (e) [X] Investment Adviser registered under section 203 of Investment Advisers Act of 1940. *See Exhibit A.

Item 4.  Ownership.

  See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Page.

Item 5.  Ownership of Five Percent or Less of a Class.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

  Not Applicable.

Item 7.  Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company.

  See Exhibit A.

Item 8.  Identification and Classification of Members of the
Group.

  Not Applicable.

Item 9. Notice of Dissolution of Group.

  Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

By                  /s/ Kenneth B. Weeman,Jr.
Kenneth B. Weeman, Jr.
Principal

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



RCM CAPITAL MANAGEMENT, L.L.C.

By                  /s/ Kenneth B. Weeman, Jr.
September 10, 1997
  Kenneth B. Weeman, Jr.
  Principal

RCM LIMITED L.P.

By                  /s/ Timothy B. Parker
September 10, 1997
  Timothy B. Parker
  Deputy General Counsel

RCM GENERAL CORPORATION

By                  /s/ Timothy B. Parker
September 10, 1997
  Timothy B. Parker
  Deputy General Counsel

EXHIBIT A

RCM Capital Management, L.L.C. ("RCM Capital") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

RCM Limited L.P. ("RCM Limited") is the Managing Agent of RCM Capital. RCM Limited has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Securities
Exchange Act of 1934 (the "Act"). RCM Limited has beneficial ownership of the securities reported on this
Schedule 13G only to the extent that RCM Limited may be deemed to have beneficial ownership of securities managed by RCM Capital.

RCM General Corporation ("RCM General") is the General Partner of RCM Limited, the Managing Agent of RCM Capital. RCM General has filed this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G) under the Act. RCM General has beneficial ownership of the securities reported on this Schedule 13G only to the extent that RCM General may be deemed to have beneficial ownership of securities managed by RCM Capital.

RCM Capital, RCM Limited, and RCM General have agreed to file a joint statement on Schedule 13G under the Act in connection with the common stock of JLK
Direct Distribution Inc.

RCM Capital, RCM Limited, and RCM General are responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein, but none of them is responsible for the completeness or accuracy of the information concerning any other.

RCM CAPITAL MANAGEMENT, L.L.C.

By                  /s/ Kenneth B. Weeman, Jr.
September 10, 1997
  Kenneth B. Weeman, Jr.
  Principal

RCM LIMITED L.P.

By                  /s/ Timothy B. Parker
September 10, 1997
  Timothy B. Parker
  Deputy General Counsel

RCM GENERAL CORPORATION

By                  /s/ Timothy B. Parker
September 10, 1997
  Timothy B. Parker
  Deputy General Counsel